FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GLOBAL EAGLE ENTERTAINMENT INC. PURSUANT TO 17 C.F.R. 200.83

GLOBAL EAGLE ENTERTAINMENT INC.

4553 GLENCOE AVE., SUITE 300

LOS ANGELES, CA 90292

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THE

EDGAR VERSION WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]”

AND HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND

EXCHANGE COMMISSION

January 12, 2017

VIA EDGAR AND FEDERAL EXPRESS

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cecilia Blye, Chief

Re:	Global Eagle Entertainment Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 17, 2016 File No. 1-35176

Dear Ms. Blye:

Global Eagle Entertainment Inc. (the “Company” or “we”) submits the following responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission, Division of Corporation Finance, Office of Global Security Risk, set forth in the Staff’s letter to the Company, dated December 28, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).

For ease of review, we have set forth below the Staff’s letter in bold text, followed by our responses thereto.

1.

You state on page 15 that your customers include Air France and flydubai. The websites of both of these airlines offer flights to Sudan. You also state on page 42 that you are expanding your business in the Middle East, a region that includes Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

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January 12, 2017 Page 2

the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through customers or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response: The Company is a worldwide provider of connectivity systems and services (e.g., Wi-Fi internet connectivity) and media content (e.g., movies, television shows, games, music and web-portal designs) to the aviation, maritime and remote-mobility markets.

The Company has no direct past, current or anticipated contacts with Sudanese- or Syrian-domiciled companies, persons or governmental institutions or any entities that they control and has not directly provided any goods, technologies or services to any of the foregoing.

The Company does however have indirect contacts with Sudan and Syria through its agreements to provide connectivity and related equipment and services to the United Nations (“UN”) and its related agencies, to the African Union (“AU”)1 and to the European Union European External Action Service (“EEAS”)2 for their international humanitarian operations in those countries. The Company also provides content and connectivity equipment and services to some (but not all) Air France and flydubai aircraft for their respective in-flight entertainment and connectivity systems, and these airlines may from time to time offer flights to and from destinations in Sudan and Syria. We do not know if Company-outfitted Air France and flydubai aircraft are among those that fly into Sudan and Syria, and we describe these contacts, equipment and services in further detail below.

Sudan

Prior to July 2016, the Company had no past, current or anticipated direct contacts with Sudan. In July 2016 however, the Company acquired Emerging Markets Communications (“EMC”). EMC was at that time—and remains—a UN contractor and in that capacity provides Very Small Aperture Terminal (“VSAT”) satellite connectivity equipment and related services to support the Sundanese missions of the UN High Commissioner for Refugees (“UNHCR”), UN World Food Programme (“WFP”), UN Children’s Fund (“UNICEF”), the AU (as a UN grantee under the African Union-United Nations Hybrid Operation in Darfur) and the EEAS (collectively, the “Sudan Projects”).

1     The AU is an intergovernmental organization consisting of 54 African countries. It is a permanent observer at the UN General Assembly and works with the UN to address issues of common concern in Africa. The U.S. government has pledged its support to the AU’s mission.

2     The EEAS is an independent body of the European Union (the “EU”) that functions as the EU’s diplomatic corps. It supports the EU Foreign Affairs Chief in crisis management and EU foreign and security policy.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GLOBAL EAGLE ENTERTAINMENT INC. PURSUANT TO 17 C.F.R. 200.83

January 12, 2017 Page 3

The VSAT communications equipment that we provide to the Sudan Projects includes only “off-the-shelf” commercial satellite communications equipment. It does not involve the arms trade or the movement of military, controlled or “dual-use” (i.e., commercial/military hybrid) goods. In addition, we provide the related VSAT services to the Sudan Projects remotely (i.e., from teleports and operations centers outside Sudan’s borders) and have no personnel physically located in Sudan. We do however ship the VSAT equipment to UN, AU and EEAS sites in Sudan pursuant to U.S. government licenses outlined below.

In respect of the foregoing equipment and services, we rely upon the following licenses:

•	Export licenses issued by the United States Department of Commerce, Bureau of Industry and Security (“BIS”) to the Company. These licenses permit our shipment of VSAT equipment to the Sudan Projects.

•	A general license granted under regulations published by the United States Department of Treasury, Office of Foreign Assets Control (“OFAC”) covering humanitarian activities of UN contractors and grantees, or in some cases (such as for the EEAS), a special OFAC license for which the Company applies. These licenses permit the Company’s provision of its equipment and related services to the Sudanese Projects.

Lastly, the Company does not conduct business in Sudan with any persons, groups, organizations or entities listed on OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List”), and the Company does not transact business through Sudanese financial institutions.

Syria

Prior to July 2016, the Company had no past, current or anticipated direct contacts with Syria. In July 2016 however, as part of its EMC acquisition, the Company acquired a contract to provide VSAT services and equipment to support UN humanitarian operations in Syria, including at Syrian refugee sites operated by the UNHCR, WFP and UNICEF (collectively, the “Syrian Projects”).

Similar to the Sudanese Projects, the VSAT communications equipment shipped to the Syrian Projects includes only “off-the-shelf” commercial satellite communications equipment. It does not involve the arms trade or the movement of military, controlled or

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GLOBAL EAGLE ENTERTAINMENT INC. PURSUANT TO 17 C.F.R. 200.83

January 12, 2017 Page 4

“dual-use” (i.e., commercial/military hybrid) goods. As with the Sudan Projects, we provide the related VSAT services to the Syrian Projects remotely (i.e., from teleports and operations centers outside Syria’s borders) and have no personnel physically located in Syria. We rely upon export licenses from BIS to ship our equipment to the Syrian Projects and upon OFAC licenses to provide equipment and related services to the Syrian Projects.

Lastly, the Company does not conduct business in Syria with any persons, groups, organizations or entities listed on the SDN List, and we do not transact business through Syrian financial institutions.

Air France and flydubai

The Staff notes in its letter that the Company discloses in its 2015 Form 10-K that the Company’s customers include Air France and flydubai. The Staff has noted that these two airlines offer flights to and from Sudan and Syria, and that the Company has further disclosed that it is expanding its business in the Middle East.

As we note above, the Company provides content and connectivity equipment and services to some Air France and flydubai aircraft. We do not tailor our product offering according to these aircrafts’ flight destinations (if any) into Sudan and Syria.3 These airlines’ contacts or arrangements with Sudan and Syria and their governments take place directly between the airline and that government and without our involvement or support. As such, the Company’s contacts with Sudan and Syria are indirect only, i.e., through these airline clients, and we do not currently provide or anticipate providing any “direct” goods, technologies or services into these countries.

Insofar as our disclosure regarding our business expansion in the Middle East, we note that this disclosure relates to our flydubai business relationship described above.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision

3     Although Syrian and Sudanese laws would require the Company to obtain communications licenses to operate its connectivity equipment and service over these countries, the Company has not applied for these licenses and instead its policy is to mute its connectivity signals when its connectivity-equipped aircraft fly over these countries. In 2009, the Company contacted the Syrian government regarding a potential communications license but ultimately chose not to pursue it.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

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January 12, 2017 Page 5

including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company does not believe that its contacts with Sudan and Syria described above are material in qualitative or quantitative terms. We further do not believe that these contacts present a material investment risk to our securityholders.

Qualitatively, the Company does not believe that a reasonable person would consider the Company’s contacts into Sudan and Syria described above (either through the humanitarian activities or the commercial activities with Air France and flydubai) to have a material impact on an investment decision regarding the Company’s securities. Although the Company has received investor questions regarding its “government/non-governmental organization” business activities (which would include the humanitarian activities with the UN, for example), we have not received any investor inquiries specific to our contacts into Sudan and Syria. As such, we do not believe that these contacts could materially impact our reputation or share value. Further, given the limited and indirect nature of these contacts, we do not believe that the divestment and similar initiatives mentioned in the Staff’s comment would affect trading in our securities.

Quantitatively, we do not believe that the revenue associated with the Sudan Projects and the Syria Projects are “associated with” Sudan or Syria because the UN, AU and EEAS are using these products (for humanitarian purposes), and not Sudanese- or Syrian-domiciled companies, persons or governmental institutions or any entities that they control. Even if such revenue was deemed to be “associated with” Sudan or Syria, the Company does not believe such amounts are quantitatively material. Notwithstanding the foregoing, we hereby advise the Staff that the revenue generated from the Sudan Projects and Syria Projects during the periods requested was as follows:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

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January 12, 2017 Page 6

Rule 83 confidential treatment request made by the Company: Request #1

	Nine Months Ended September 30, 2016[4]	% of Total Revenues[5]	Year Ended December 31,[6]
			2015	% of Total Period Revenues	2014	% of Total Period Revenues	2013	% of Total Period Revenues
Revenues from Sudan Projects and Syria Projects	$[**]	[**]	$[**]	[**]	$[**]	[**]	$[**]	[**]

We do not yet have revenue information for the full year ended December 31, 2016 because we are still in the process of finalizing our 2016 year-end financial information.

Quantitatively, we similarly do not believe that our revenue from Air France and flydubai is “associated with” Sudan or Syria because—as noted above—we provide equipment and services to these airlines irrespective of their flight destinations into Sudan and Syria, and these airlines’ contacts or arrangements with Sudan and Syria and their governments take place directly between the airline and that government and without our involvement or support. Even if such revenue was deemed to be “associated with” Sudan or Syria, the Company does not believe such amounts are quantitatively material. Notwithstanding the foregoing, we hereby advise the Staff that the total revenue from these customers (irrespective of flight destinations) during the periods requested was as follows:

Rule 83 confidential treatment request made by the Company: Request #2

	Nine Months Ended September 30, 2016[7]	% of Total Period Revenues[8]	Year Ended December 31,[9]
			2015	% of Total Period Revenues	2014	% of Total Period Revenues	2013	% of Total Period Revenues
Air France	$[**]	[**]	$[**]	[**]	$[**]	[**]	$[**]	[**]
flydubai	$[**]	[**]	$[**]	[**]	$[**]	[**]	$[**]	[**]

4     Figure includes EMC’s 2016 revenues prior to the Company’s acquisition of EMC in July 2016.

5     See Footnote 4.

6     2013, 2014 and 2015 revenue figures are pro forma to give effect to the Company’s acquisition of EMC as if it had taken place on January 1, 2013. As noted above, the Company consummated the EMC acquisition in July 2016.

7     Figure includes EMC’s 2016 revenues prior to the Company’s acquisition of EMC in July 2016.

8     See Footnote 7.

9     2013, 2014 and 2015 revenue figures are pro forma to give effect to the Company’s acquisition of EMC as if it had taken place on January 1, 2013. As noted above, the Company consummated the EMC acquisition in July 2016.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

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January 12, 2017 Page 7

The Company cannot readily determine what portion of the revenue above is attributable to Air France and flydubai flights into Sudan and Syria, and we further believe that such a “destination” attribution would be an artificial metric by which to measure our Sudan and Syria contacts given that we provide our services to these customers’ aircraft irrespective of their flight destinations. That said, we believe that these figures, if calculable, would be quantitatively immaterial.

Please contact me at (310) 740-8618 if you have any questions regarding the above.

Sincerely,

/s/ Stephen Ballas

Stephen Ballas

General Counsel